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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 67019

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **JANUARY 1, 2007** (MM/DD/YY) AND ENDING **DECEMBER 31, 2007** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

ALDERMAN & COMPANY CAPITAL, LLC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

20 Silver Brook Road
Ridgefield, CT 06877

SEC Mail Processing Section
FEB 2 0 2008
Washington, DC
101

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Steven C. Bender **646.290.7248**
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Michael J. Knight & Company, CPA's
(Name - *if individual, state last, first, middle name*)

116 Sherman Street	**Fairfield**	**CT**	06824
(Address)	(City)	(State)	(Zip Code)

PROCESSED
FEB 2 5 2008
THOMSON FINANCIAL

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

** Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant*

FOR OFFICIAL USE ONLY

must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

2/25

OATH OR AFFIRMATION

I, **Steven C. Bender**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Alderman & Company Capital, LLC** as of **DECEMBER 31, 2007**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows: **NONE.**

Signature

Financial & Operations Principal
Title

Notary Public

KAREN M. MITCHELL
No. 01MI6138824
Notary Public, State of New York
Qualified in Erie County
My Commission Expires Dec. 27, 2009

This report ** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent Auditor's Report on Internal Control

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ALDERMAN & COMPANY CAPITAL, LLC

Table of Contents

MICHAEL J. KNIGHT & COMPANY, CPAS

MJK & COMPANY CPAS

Michael J. Knight, CPA, CVA, CFE
John M. Rolleri, CPA, CFE
Ryan C. Sheppard, CPA

116 SHERMAN STREET, P.O. BOX 139
FAIRFIELD, CONNECTICUT 06824
TEL.: (203) 259-CPAS (2727)
FAX: (203) 256-CPAS (2727)
TOLL FREE: 1-888-MJKCPAS (655-2727)
www.mjkcpas.com

Where Ideas Meet Implementation

REPORT OF INDEPENDENT AUDITOR

To the Member of
Alderman & Company Capital, LLC

We have audited the accompanying statements of financial condition of Alderman & Company Capital, LLC as of December 31, 2007 and 2006 and the related statements of income and changes in member's equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Alderman & Company Capital, LLC as of December 31, 2007 and 2006, and the results of operation and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rules 15(c)3 and 17(a)5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Michael J. Knight & Co.

Michael J. Knight & Company, CPAs
Fairfield, Connecticut
January 25, 2008

Alderman & Company Capital, LLC
Statements of Financial Condition
December 31, 2007 and 2006

	2007	2006
Assets		
Current assets		
Cash and equivalents	$ 95,975	$ 20,546
Accounts receivable	10,000	2,434
Prepaid expenses	-	260
Total current assets	105,975	23,240
Property and equipment		
Electronic data processing equipment	2,000	2,000
Accumulated depreciation	(777)	(111)
Net property and equipment	1,223	1,889
Total assets	$ 107,198	$ 25,129
Liabilities and Member's Equity		
Current liabilities		
Accounts payable	$ 7,290	$ 8,989
Accrued liabilities	7,750	5,000
Accrued pension costs	84,152	-
Total current liabilities	99,192	13,989
Member's Equity		
Member's equity	7,310	11,140
Accumulated other comprehensive income from FAS 158 implementation	696	-
Total member's equity	8,006	11,140
Total liabilities and member's equity	$ 107,198	$ 25,129

See report of independent auditor and notes to financial statements.

Alderman & Company Capital, LLC
Statement of Income and Changes in Member's Equity
For the Years Ended December 31, 2007 and 2006

	2007	2006
Fee revenue and reimbursed expenses	$ 2,200,356	$ 335,231
Operating expenses		
Accounting and audit fees	21,660	12,881
Marketing and promotion	599	649
Airfare	9,769	5,299
Bank charges	129	82
Connectivity charges	-	54
Consultants	10,400	8,800
Depreciation	667	111
Dues and subscriptions	3,494	615
Facilities	-	95
Finder's fees	-	12,500
Gas, parking and tolls	723	205
Graphic design	27,456	-
Hotel	5,083	1,529
Info system implementation	10,560	-
Internet costs	172	148
Legal	74,812	25,001
Library	329	-
Life insurance	399	399
Local transportation	3,165	250
Meals	276	174
Office supplies	1,252	40
Pension	84,848	-
Postage	872	-
Printing	-	3,429
Professional fees	1,200	-
Regulatory fees	5,760	785
Taxes	500	10
Telephone	1,056	620
Total operating expenses	265,181	73,676
Income from operations	1,935,175	261,555
Other income		
Other income	35,000	-
Interest income	1,260	446
Net income	1,971,435	262,001
Beginning member's equity	11,140	11,143
Member capital investments	-	23,100
Member distributions	(1,975,265)	(285,104)

See report of independent auditor and notes to financial statements.

Alderman & Company Capital, LLC
Statement of Income and Changes in Member's Equity
For the Years Ended December 31, 2007 and 2006

	2007	2006
Other comprehensive income	696	-
Ending member's equity	$ 8,006	$ 11,140

See report of independent auditor and notes to financial statements.

Alderman & Company Capital, LLC
Statement of Cash Flows
For the Year Ended December 31, 2007

	2007	2006
Cash flows used for operating activities:		
Net income	$1,971,435	$262,001
Adjustments to reconcile change in net income		
to cash used for operating activities:		
Other comprehensive income adjustment	696	
Depreciation	666	111
(Increase) decrease in accounts receivable	(7,566)	(2,434)
(Increase) decrease in prepaid expenses	260	(260)
Increase (decrease) in accounts payable	(1,699)	3,099
Increase (decrease) in accrued liabilities	2,750	5,000
Increase (decrease) in accrued pension	84,152	
Total adjustments	79,259	5,516
Net cash provided from operating activities	2,050,694	267,517
Cash flows from investing activities:		
Acquisition of property and equipment	-	(2,000)
Net cash used by investing activities	-	(2,000)
Cash flows from financing activities:		
Member capital investments	-	23,100
Member distributions	(1,975,265)	(285,104)
Net cash used by financing activities	(1,975,265)	(262,004)
Net decrease in cash and cash equivalents	75,429	3,513
Beginning cash and cash equivalents	20,546	17,033
Ending cash and cash equivalents	$ 95,975	$ 20,546

See report of independent auditor and notes to financial statements.

NOTE 1 – ORGANIZATION AND NATURE OF BUSINESS

Alderman & Company Capital, LLC (the "Company") is a registered broker-dealer with the Securities and Exchange Commission (SEC) and a member of the Financial Industry Regulatory Authority, Inc. (FINRA). The Company provides investment banking expertise to issuers in the aerospace and defense industries. The Company received its FINRA approval for membership on January 27, 2006. The Company's sole member is William H. Alderman. The Company is exempt from Rule 15c3-3 of the SEC under paragraph (k)(2)(i) of that rule.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of accounting - The Company maintains its books and records on the accrual basis of accounting for financial reporting purposes, which is in accordance with U.S. generally accepted accounting principles and is required by the SEC and FINRA.

Cash and equivalents – For the purposes of the statement of cash flows, the Company considers cash in banks and all highly liquid debt instruments with maturity of three months or less to be cash equivalents. The Company maintains its cash in bank deposit accounts, which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts. The Company believes it is not exposed to any significant credit risk on cash.

Revenue recognition – Revenues from investment banking services are recognized when the transaction closes. Non-refundable retainers are recognized as revenue in accordance with the terms of the contract and are applied against transaction fees upon closing.

Use of accounting estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of certain assets and liabilities and disclosures. Accordingly, the actual amounts could differ from those estimates. Any adjustments applied to the estimated amounts are recognized in the year in which such adjustments are determined.

Accounts receivable - Accounts receivable are carried at cost. As of December 31, 2007, the Company does not believe a reserve is required for uncollectible accounts.

Property and equipment - Property and equipment are stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets. Asset lives are three years.

Advertising – The Company policy is to expense advertising as incurred.

Income taxes – The Company is a limited liability company treated as a disregarded entity. Accordingly, in lieu of Federal and state income taxes, the member is taxed on their proportionate share of the Company's taxable income. Therefore, no provision or liability for Federal or state taxes has been included in these financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

During 2007, the Company engaged the services of an attorney who is related to the Company's owner. The Company incurred $66,061 in attorney's fees of which $ remains payable at December 31, 2007.

NOTE 4 – PENSION

Effective January 1, 2007, the Company adopted a defined benefit pension plan for the benefit of the employees. The following information summarizes the pension data and assumptions as of December 31, 2007.

Benefit obilgations at December 31, 2007	$ 84,152
Fair value of plan assets at December 31, 2007	-
Funded status	$ (84,152)
Assumptions	
Weighted average discount rate	6.25%
Weighted average of compensation increase	3.00%
Expected long-term rate on plan assets	6.25%

In the initial year of adoption of a pension plan the Company has a statutory opt out provision that allows it not to fund the plan and to effectively terminate it without regulatory approval. It is the intent of Company's management to fund the plan.

NOTE 5 – CONCENTRATIONS

The Company has several contracts with clients that generate more than 10% of total annual revenues. As of December 31, 2007, there is one account receivable that represents 100% of the total.

The Company operates in the aerospace and defense industry.

NOTE 6 - OTHER INCOME

As a result of the consolidation of the National Association of Securities Dealers, Inc. and the NYSE Member Regulation, the Company received a special one-time payment of $35,000. This has been included in the statement of income and changes in member's equity as other income.

NOTE 7 – NET CAPITAL REQUIREMENT

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital; ratio would exceed 10 to 1. At December 31, 2007, the Company had net capital of $80,936, which was $74,324 in excess of its required net capital of $6,612. The Company's ratio of indebtedness to net capital was 123 to 1. Included in the Company net capital is an addition for a discretionary pension contribution as described in Note 4. This amount is allowed under the Net Capital Rule for discretionary pension contributions.

Alderman & Company Capital, LLC
Computation of Net Capital Under Rule 15c3-1 of the
Securities and Exchange Commission
For the Year Ended December 31, 2007
Schedule I

Net Capital	
Total member's equity	$ 8,006
Deduct member's equity not allowable	
for net capital	
Other comprehensive income from discretionary profit sharing	(696)
Total member's equity qualified for net capital	7,310
Additions/other credits:	
Discretionary profit sharing	84,848
Total member's equity and allowable subordinated liabilities	92,158
Deductions/other charges:	
Accounts receivable	10,000
Net property and equipment	1,223
Total deductions/other charges	11,223
Net capital	$ 80,935
Aggregate indebtedness	
Accounts payable and accrued expenses	$ 99,191
Total aggregate indebtedness	$ 99,191
Computation of basic net capital requirement	
Minimum net capital required	$ 6,612
Excess net capital	$ 74,323
Ratio: Aggregate indebtedness to net capital	123%

See report of independent auditor.

Alderman & Company Capital, LLC
Reconciliation of Net Capital from Quarterly Focus - Rule 17a-5(d)(4) of the Securities and Exchange Commission to Annual Audited Financial Statements
For the Year Ended December 31, 2007
Schedule II

Net Capital as reported on 4th Quarter Focus	$ 80,936
Adjustments from 4th Quarter Focus to Annual Audit	
Rounding adjustment	(1)
Total adjustments	(1)
Revised Net Capital as reported in the Annual Audit	$ 80,935

See report of independent auditor.

MICHAEL J. KNIGHT & COMPANY, CPAS

MJK & COMPANY CPAS

Michael J. Knight, CPA, CVA, CFE
John M. Rolleri, CPA, CFE
Ryan C. Sheppard, CPA

Where Ideas Meet Implementation

116 SHERMAN STREET, P.O. BOX 139
FAIRFIELD, CONNECTICUT 06824
TEL.: (203) 259-CPAS (2727)
FAX: (203) 256-CPAS (2727)
TOLL FREE: 1-888-MJKCPAS (655-2727)
www.mjkcpas.com

To the Member of
Alderman & Company Capital, LLC

In planning and performing our audit of the financial statements of Alderman & Company Capital, LLC (the Company), as of and for the year ended December 31, 2007 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from

unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, FINRA, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Michael J. Knight & Co.

Michael J. Knight & Company, CPAs
January 25, 2008

END